October 15, 2004



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:      Name Change Notification for
         Phoenix-Oakhurst Income & Growth Fund
         CIK No. 0000796298

To the Commission Staff:

This is to inform you that the above-identified registrant has changed its name to:

                  Phoenix Investment Series Fund

Please make the appropriate changes to your records.

                                             Very truly yours,

                                             PHOENIX INVESTMENT SERIES FUND


                                             /s/ Matthew A. Swendiman
                                             Matthew A. Swendiman
                                             Vice President and Counsel